Spindletop Oil & Gas Co.
12850 Spurling Rd., Suite 200
Dallas, Texas  75230-1279


December 31, 2008

Via EDGAR


The Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-7010
Attn: Joanna Lam, Staff Accountant
      Ronald Winfrey, Petroleum Engineer
      Karl Hiller, Branch Chief
      Division of Corporation Finance
      Mail Stop 7010


      Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No.0000867038) - Form 10-K for the fiscal year ended December 31, 2007 filed April 14, 2008; Form 10-Q for quarter ended March 31, 2008 filed May 15, 2008, Form 10-Q for quarter ended June 30, 2008 filed August 14, 2008; Form 10-Q for quarter ended September 30, 2008 filed November 14, 2008.


Ladies and Gentlemen:

Pursuant to your letter to Spindletop Oil & Gas Co. dated November 26, 2008, (received on December 1, 2008) wherein you request we tell you when we will provide a response, we herewith inform you of our intent to respond to the aforementioned letter on Thursday, December 18.

                                       Very truly yours,

                                       Spindletop Oil & Gas Co.

                                       /s/ Robert E. Corbin
                                       Robert E. Corbin
                                       Principal Financial and Accounting
                                       Officer